UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TIGRESS FINANCIAL PARTNERS LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 PARK AVENUE, 12TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	**646-930-1906**	**MMARRONE@TIGRESSFP.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI CL LLP

(Name – if individual, state last, first, and middle name)

133-10 39TH AVENUE	**FLUSHING**	**NY**	**11354**
(Address)	(City)	(State)	(Zip Code)
03/28/2006		**2388**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, CYNTHIA DIBARTOLO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIGRESS FINANCIAL PARTNERS, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILIO GALINDO
Notary Public
State of Florida
Comm# HH485166
Expires 3/1/2028

Signature: ______

Title: CEO

______
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760
• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Tigress Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tigress Financial Partners, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on Tigress Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tigress Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Tigress Financial Partners, LLC's auditor since 2012.

Flushing, NY
March 28, 2024

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS		
Cash	$	6,765,390
Deposit with clearing organization		693,446
Property and equipment, net		
depreciation of $108,883 (Notes 2 and 8)		34,611
Rigth of use asset (Note 6)		707,537
Receivable from clients		526,155
Receivable from related parties		343,076
Other assets (Note 10)		152,362
TOTAL ASSETS	$	9,222,577

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	105,419
Accrued expenses		444,773
Payment in advance		175,000
Lease liabilities (Note 6)		707,537
Subordinated loan		5,000,000
TOTAL LIABILITIES		6,432,729
CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		2,789,848
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,222,577

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2023

Balance as of December 31, 2022	$	5,000,000
Repayment of subordinated loan		-
Proceeds of subordinated loan		-
Balance as of December 31, 2023	$	5,000,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a 99% owned subsidiary of Tigress Holdings LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. On July 1,2021 the Company became a member of the NYSE. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parent's tax return for federal, state, and city income tax purposes. The Company is treated like a partnership which is not a tax paying entity for federal, state and city income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Currently, the 2020, 2021 and 2022 tax years are open and subject to examination by the taxing authorities.

TIGRESS FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL CONDITION
DECEMBER 31, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and allowance for doubtful accounts

Receivables are stated at cost, net of an allowance for doubtful accounts, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances.

The Company considers all fees receivable at December 31, 2023 to be collectible, and no allowance for doubtful accounts was deemed necessary.

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2023, there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2023.

Recent accounting pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that, implementation would not have a material impact on the financial statements taken as a whole.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2023, the Company had approximately $6,000,000 in excess of the insured amount.

Two customers accounted for 57% of accounting receivable, the largest of which accounted for 39%.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $6,625,540, which exceeded its requirement by $6,525,540. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2023, this ratio was 0.0999 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2023, the Company received $25,500 in fees for career coaching services from the Parent. Also, during the year ended December 31, 2023, the Company received $199,258 in rental revenues from the Parent for space leased at its New York office. All leases are month to month, with 60 or 45 days written notice to terminate. During the year ended December 31, 2023, the Company paid $529,545 of salary and commission expenses to four employees who are also members of the Parent. As of December 31, 2023, the Company has a receivable from the Parent of $343,076.

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The lease expired in June 2021 and the renewed lease runs through June 2022 with a monthly rental payment of approximately $35,000. The lease was then further extended and renewal through December 2023, with monthly rental payment of approximately $38,000. On July 6, 2023, the lease was further extended, and the renewed lease runs through June 2025, with monthly rental payment of approximately $42,000. The security deposit paid for the renewal was $37,488. The Company recorded rent expense for the year of approximately $496,000. The Company doesn't have any other lease or finance lease arrangements.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease doesn't contain a renewal option but can be extended at our discretion at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company increased its right of use asset and lease liabilities by $707,537 based on the lease extension through June 2025. The amortization of the right-of-use asset for the year ended December 31, 2023, was $441,230, and operating cash flow paid for lease liabilities during the same period was $441,230. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of July 6, 2023, of 6.25%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2023, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2024	$ 500,192	$ 37,370	$ 462,822
2025	250,096	5,381	244,715
	$ 750,288	$ 42,751	$ 707,537

Note 7 - Contingency

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

Note 8 - Property and Equipment

Property and equipment, net at December 31, 2023 are summarized as follows:

Furniture and fixtures	$	143,494
Less: accumulated depreciation		108,883
	$	34,611

Note 9 - Other Assets

Other assets consist of the following:

Receivable from employee	$	67,034
Prepaid expenses		47,840
Security deposit		37,488
	$	152,362

Note 11 - Subsequent Events

On February 18, 2024, the Company paid off the subordinated loan, including interest. The Company has evaluated subsequent events and transactions that occurred after December 31, 2023 through March 28, 2024, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.